Free Writing Prospectus

Filed pursuant to Rule 433

October 29, 2008

Registration Statement No. 333-144967

Relating to

Preliminary Prospectus Supplement dated October 28, 2008 to

Prospectus dated July 29, 2008

COCA-COLA ENTERPRISES INC.

Final Term Sheet for $1,000,000,000 7.375% Notes due 2014

Issuer: Coca-Cola Enterprises Inc.

Securities Offered: 7.375% Notes due 2014

Principal Amount: $1,000,000,000

Coupon: 7.375% per year

Stated Maturity Date: March 3, 2014

Redemption Provisions/Make-Whole Call: At the option of the Company, all or a portion of the Notes may be redeemed at any time, or from time to time, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.50% (50 basis points), plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date, as more fully described in the preliminary prospectus supplement.

Public Offering Price: 99.897%

Interest Payment Dates: Each March 3 and September 3, beginning March 3, 2009

Purchase Price by Underwriters: 99.547%

Trade Date: October 29, 2008

Settlement Date: T + 3 (November 3, 2008)

CUSIP: 191219BT0

Expected Ratings:	A3 (stable outlook) by Moody’s Investors Service, Inc.
A (negative outlook) by Standard & Poor’s Ratings Services
A (stable outlook) by Fitch, Inc.

Recent Ratings Action: On October 28, 2008, Standard & Poor’s Rating Services issued a release affirming the long-term corporate ratings and short-term corporate credit and commercial paper ratings of Coca-Cola Enterprises Inc. but revising its outlook to negative from stable.

Joint Book-Running Managers: Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

Co-Manager: The Williams Capital Group, L.P.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322, Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC, toll-free at (800) 221-1037 or Deutsche Bank Securities Inc., toll-free at 1-800-503-4611.